UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)
Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 10, 2006
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Charles F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		26,590,684

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,189,350

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,590,684

WITH	10	SHARED DISPOSITIVE POWER:

		1,189,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,780,034

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 37,995,755 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Helen A. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,780,034

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		27,780,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	27,780,034

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 37,995,755 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: James L. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,117,118

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		26,313

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,177,188

WITH	10	SHARED DISPOSITIVE POWER:

		26,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,143,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Thomas C. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		159,621

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		159,621

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	159,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Patrick F. Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		117,813

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,228

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		117,813

WITH	10	SHARED DISPOSITIVE POWER:

		1,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,041

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS:

	Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		248,889

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,938,630

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		248,889

WITH	10	SHARED DISPOSITIVE POWER:

		30,938,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,187,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 33,640,594 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Marianne Dolan Weber

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		17,944

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,944

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,944

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.008%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Deborah A. Dolan-Sweeney

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,381

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		98,548

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,381

WITH	10	SHARED DISPOSITIVE POWER:

		98,548

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	104,929

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.05%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and the 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,834,110

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,834,110

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,834,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		1,237,596

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,833,510

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,237,596

WITH	10	SHARED DISPOSITIVE POWER:

		7,833,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,071,106

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 950 shares of Class A Common Stock held by a member of David M. Dolan’s household and 56,246,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto. David M. Dolan disclaims beneficial ownership of these shares of Class A Common Stock and Class B Common Stock and this report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS:

	Paul J. Dolan, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		461,006

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,728,115

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		461,006

WITH	10	SHARED DISPOSITIVE POWER:

		15,728,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	16,189,121

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes the 47,964,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Matthew J. Dolan, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		3,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,622,045

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,850

WITH	10	SHARED DISPOSITIVE POWER:

		7,622,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,465,772 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		6,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,626,736

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,750

WITH	10	SHARED DISPOSITIVE POWER:

		7,626,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,633,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*	Excludes 56,516,827 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAMES OF REPORTING PERSONS: Dolan Family LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	11-3519521

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,977,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,977,325

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

*	Excludes 55,759,489 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons as to which the Reporting Person disclaims beneficial ownership.

Amendment No. 17 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan; Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust and the Dolan Progeny Trust (collectively, the “Family Trusts”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”).
          The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, and Amendment No. 16 filed on October 10, 2006, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 17.
Item 3 Source and Amount of Funds or Other Consideration
The disclosure in Item 3 is hereby amended by amending and restating the final two paragraphs thereof as follows:
“It is anticipated that the funding for the 2006 Transaction (as defined and described in Item 4 below) will be approximately $10.9 billion (including refinancing the Issuer’s existing credit facilities). Merrill Lynch Capital Corporation and Bear, Stearns & Co. Inc. have executed a commitment letter, dated October 8, 2006 (as modified by a commitment acceptance extension letter, dated November 10, 2006), to fully finance the 2006 Transaction through a combination of revolving credit facilities, term loans and high yield notes.
This summary of the commitment letter and commitment acceptance extension letter does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 28 and the commitment acceptance extension letter attached hereto as Exhibit 31, complete texts of which are hereby incorporated by reference. The structure of the 2006 Transaction reflected in the commitment letter remains under review and subject to change prior to execution by all parties.”
Item 5. Interest in Securities of the Issuer
The first three paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,118,567 shares of Class A Common Stock as a result of their beneficial ownership of

(i) 6,381,753 shares of Class A Common Stock (including 1,487,487 shares of restricted stock, 3,563 restricted stock units and options to purchase 742,176 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 24.0% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,736,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 27,780,034 shares of Class A Common Stock, including (i) 2,038,975 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 849,625 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 27,780,034 shares of Class A Common Stock, including (i) 2,038,975 shares of Class A Common Stock (including 458,000 shares of restricted stock), (ii) options to purchase 389,200 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (iii) 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 849,625 shares of Class A Common Stock (including 458,000 shares of restricted stock and options to purchase 389,200 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, and 25,741,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally. She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
(c) On October 12, 2006, Charles F. Dolan disposed of 6,500 shares of Class A Common Stock through multiple gifts to different recipients.

Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:
Exhibit 31: Commitment Acceptance Extension Letter, dated November 10, 2006, executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 10, 2006

CHARLES F. DOLAN

By:	*

HELEN A. DOLAN

By:	*

JAMES L. DOLAN

By:	/s/ James L. Dolan

THOMAS C. DOLAN

By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN

By:	*

KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER

By:	*

DEBORAH A. DOLAN-SWEENEY

By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

By:	*

PAUL J. DOLAN, as a Trustee of the Dolan
Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust No. 10

By:	*

MATTHEW J. DOLAN, as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5

By:	*

MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

By:	*

DOLAN FAMILY LLC

By:	*

* By:	/s/ Brian G. Sweeney Brian G. Sweeney
As Attorney-in-Fact